FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of October 2009
ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)
3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv • ISRAEL
(Address of Principal Corporate Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑            Form 40-F ☐

Attached are a supplemental report received on October 19, 2009, from the independent appraiser, Kesselman Finance PricewaterhouseCoopers Ltd., which provided a valuation of NetVision Ltd. in connection with the Registrant’s sale of its holding therein, and a clarification received on October 20, 2009, from the independent expert, Deloitte Economic Consulting Services (1986) Ltd., which provided a fairness opinion with respect to the transaction price, both of which were referred to in Registrant’s Press Release dated October 20, 2009.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
ELRON ELECTRONIC INDUSTRIES LTD.

(Registrant)
By: /s/Rinat Remler
Rinat Remler
VP & CFO
Dated: October 20, 2009

Elron — Fairness opinion — Clarification
20 October 2009

To:
Board of Directors
Elron Electronic Industries Ltd.
Re:	Fairness opinion regarding the purchase price for Elron’s holdings in Netvision Ltd.- Clarification
1.
Deloitte Economic Consulting Services (1986) Ltd. (“Deloitte”) was requested by Elron Electronic Industries Ltd. (“Elron” or the “Client”) to provide a fairness opinion (the “Fairness Opinion") regarding the purchase price for Elron’s approximate 15% holding in Netvision Ltd. (“Netvision” or the “Company”) with regard to a possible related parties transaction (the “Transaction”) among Discount Investment Corporation Ltd. (“Discount Investment”), Clal Industries and Investments Ltd. (“Clal Industries”) and the Client (together the “Parties”).

2.	Our Fairness Opinion was provided on August 19th, 2009.

3.
On September 23rd, 2009 Netvision announced that it is in very preliminary stages of examining possibilities of a business combination with Cellcom Israel Ltd. which may involve corporate changes relating to Netvision (the “Announcement”).

4.
Further to the Fairness Opinion and based on our analysis, which included, among others: conversations with Netvision’s managements and analyzing the report prepared by Kesselman Corporate Finance PricewaterhouseCoopers Ltd. as of October 19th, 2009 regarding the potential implications of the information included in the Announcement on the valuation of Netvision, the conclusion of the Fairness Opinion is unchanged as a result of the information included in the Announcement.

5.
We have not audited or verified the accuracy the information we received and, accordingly, do not express an opinion or any other form of assurance thereon. We accept no responsibility for it or for the ultimate accuracy and realization of any forecasts.

6.
Our fairness opinion is intended solely for the board of directors of Elron as part of the procedures of the Transaction. This fairness opinion should not be used in whole or in part for any other purpose without our prior written permission. We agree that this opinion will be included or mentioned in the Transaction report or in Elron’s proxy statement and in any report or disclosure that applicable law or competent authority require that the opinion be attached in or mentioned.

Elron — Fairness opinion — Clarification
20 October 2009

7.	This Report is subject to the general business terms and conditions contained in our engagement letter with Elron dated August 2nd, 2009.
Respectfully submitted,
/s/ Deloitte Economic Consulting Services (1986) Ltd.
Deloitte Economic Consulting Services (1986) Ltd.

Kesselman Finance PricewaterhouseCoopers Ltd.
Trade Tower, 25 Hamered St.
Tel Aviv 68125 Israel
P.O. Box 452 Tel Aviv 61003
Telephone +972-3-7954588
Facsimile +972-3-7954682
Tel Aviv, October 19, 2009
Discount Investments Corporation Ltd.
Clal Industries and Investments Ltd.
Elron Electronic Industries Ltd.
Re:	Examining Possibilities of a Business Combination between NetVision Ltd. and Cellcom Israel Ltd. — Review of Potential Implications to the Valuation Analysis of NetVision
Overview
1.
Kesselman Finance PricewaterhouseCoopers Ltd. (“PwC Israel”) was asked by Discount Investments Corporation Ltd. (“DIC”), Clal Industries and Investments Ltd. (“CII”) and Elron Electronic Industries Ltd. (“Elron”) to perform a valuation analysis (the “Valuation Analysis”) of the Fair Market Value of NetVision Ltd. (“NetVision”), as of June 30, 2009 (the “Analysis Date”) in connection with a potential transaction between these related parties, in which Elron will sell its holdings in NetVision to DIC and CII.

2.
According to the Valuation Analysis performed by PwC Israel, the Fair Market Value of NetVision as of the Analysis Date was estimated in the range of between NIS 1,450 million and NIS 1,600 million. The Valuation Analysis was made public in immediate reports issued by DIC and CII on August 19, 2009, while Elron issued a summary of the Valuation Analysis on August 26, 2009.

3.
On September 23, 2009, NetVision and Cellcom Israel Ltd (“Cellcom”) issued immediate reports to the Tel Aviv Stock Exchange (TASE) (the “Immediate Reports”), announcing that the companies are now in very preliminary stages of examing possibilities of a business combination (the “Business Combination”).

4.	PwC Israel was asked by DIC, CII and Elron to examine if the information included in the Immediate Reports may impact the Valuation Analysis of NetVision.
©2009 PricewaterhouseCoopers. PricewaterhouseCoopers refers to the network of member firms of PricewaterhouseCoopers
International Limited, each of which is a separate and independent legal entity. All rights reserved.

5.	To perform the examination, we held meetings with NetVision’s management, and, in addition were presented with a review by NetVision on regulatory aspects of such BusinessCombination.

6.
It should be noted that since no specific business combination framework has been discussed — and hence, has not been presented to us — this review does not refer to any specific possible business combination, but reviews the potential impact of various scenarios on the Valuation Analysis.

7.
It is agreed that DIC, CII and Elron will be permitted to attach this review to statutory filings under the Israel Securities Law of 1968 or the regulations enacted thereunder, or any other filing under any other securities law.

Key Relevant Regulatory Aspects
8.	Following are key regulatory aspects as were presented to us by NetVision’s management in relation to the possible Business Combination:
•
Under the Israeli Communications Regulations (Telecommunications and Broadcasting) (Procedures and Conditions for General International Call Operations Licensing), 2004 (the “ITO Regulations”), an international telecom operator (“ITO”) license may not be granted to a domestic landline telecom operator or a mobile carrier or any major operator of international communications transmission. Namely, the corporation that holds the ITO license after a business combination must be a separate entity to the corporation holding the mobile carrier license.

•
Under the ITO Regulations, a mobile carrier is not allowed to own a significant influence holdings (inter alia, holdings of 25% or more) in a corporation that holds an ITO license. Therefore, Cellcom can not be “above” NetVision, and there can be no restructuring in which Cellcom and NetVision combine into a single entity or otherwise combine their operations. It follows from this that the existing regulation does not permit a business combination between NetVision and Cellcom where Cellcom will own a significant holding in Netvision, or the companies merge to form one entity, or merge their operations. Such combination may become possible only if the relevant statute is amended.

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•
Removing the above mentioned restriction in the ITO regulations, and allowing mobile carriers to enter the international telecom market hinges on two cumulative conditions recommended by the Grunau Committee and accepted by the Minister of Communications: (1) Setting a rate by the ITO, for international calls placed using mobile network, that shall be collected by the ITO and paid to the mobile carrier. The Ministry of Communications has recently issued a public hearing for comments by operators. This suggests that this condition will probably be met in the near future; (2) The Minister of Communications realized that new players in the market, including ITOs, are active in the mobile market as Mobile Virtual Network Operators (MVNOs) or are able to become MVNOs. An arrangement in the the Israel Economic Efficiency Law (Legislation Amendments for Applying the Economic Plan for 2009 and 2010), 2009 (the “Economic Efficiency Law”), outlined a multi-stage process to launch the MVNO activity in Israel. Since any of the outlined MVNO implementation stages in the Economic Efficiency Law can be postponed indefinitely, either by the Ministry of Communications and or due to other operators pursuing legal actions against decisions of the Ministry of Communications in implementing its policy in this area, it is impossible to forecast the timing of implementing MVNO in Israel. For this reason, it is uncertain when and if the possible Business Combination can materialize.

Possible Scenarios of Allowing Mobile Carriers to Enter the ITO Market
9.
If future regulations permit mobile carriers to enter the ITO market, the local communications industry may witness the formation of combined communication groups that will offer a whole range of telecom services, for example:

•	NetVision and Cellcom.

•	Partner Communications Company Ltd and Smile Communications 012 Ltd.

•	The Bezeq group marketing a combined services packages.
10.
According to NetVision’s management (based only on its preliminary initial assessments and without approaching the matter with any regulatory body), the regulatory approval may be qualified by a requirement to maintain structural separation between the mobile carrier and ITO, i.e. a business combination consisting of two independent companies.

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11.
According to NetVision, the synergetic advantages of the possible Business Combination may be derived from reducing administration overheads, certain savings in investment in communications infrastructures and increased market share by offering combined services packages. However, actual savings are dependent on the actual format of the Business Combination, market conditions at that time and subject to any future regulatory restrictions which may be determined (e.g. structural separation, if required).

12.	In light of the above, and as presented by NetVision’s management, a number of key relevant scenarios of business combinations are possible:
•
Scenario A — Regulations permits mobile carriers to enter the ITO market, while maintaining structural separation between mobile carriers and ITOs, with all the main possible business combinations between mobile carriers and ITOs materializing — NetVision’s management believes that this scenario provides minimal opportunity to reduce overhead costs, since the two companies will be managed independently. There might be small saving opportunities in infrastructure investments. Further, since all combined communications groups will move to increase their market shares, or maintain their share at the very least, it is unclear whether NetVision and Cellcom will actually be able to increase their combined market share. Moreover, this scenario even suggests that the competition between these combined communication groups, driven by the offering of combined services packages, will push rates down, causing operational margins to shrink.

•
Scenario B — Regulations permits mobile carriers to enter the ITO market without structural separation, with all the main possible business combinations between mobile carriers and ITOs materializing — NetVision’s management believes that this scenario can lead to administrative and infrastructure overhead savings. However, competition is going to be more intense, and may lead to possible decrease in rates and operational margins.

•	Scenario C — Regulations permits mobile carriers to enter the ITO market without structural separation, with only the Business Combination between

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NetVision and Cellcom materializing — NetVision’s management believes that this scenario can save administrative overheads and infrastructure investments and may lead to an increased market share (although by decrease in rates).
It should be noted that it is not possible to assess at this point which of the above scenarios, if any, will materialize and when. Therefore, the format, terms and economic feasibility of the said possible Business Combination are uncertain, even if it will be regulatorily permitted.
Conclusion
13.
In light of the above uncertainty, both on the regulatory aspects and the specific scenario that may materialize, if any, and given the uncertainty of economic benefits for NetVision arising from the possible business combination, we attributed no added value to the possible business combination. Accordingly, the Valuation Analysis of NetVision remains unchanged.

/s/ Kesselman Finance PricewaterhouseCoopers Ltd.
Kesselman Finance PricewaterhouseCoopers Ltd.

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